Gerald L. Baxter
Tel. 678.553.2430
Fax 678.553.2212
BaxterG@gtlaw.com

VIA EDGAR, U.S. MAIL AND FACSIMILE

January 13, 2008

Ms. Pamela A. Long
Mail Stop 7010
100 F. Street, N.E.
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:	VystarCorporation
Registration Statement on Form S-1 Filed on: November 13, 2008 File No.: 333-155341

Dear Ms. Long:

This letter is in partial response to your letter dated December 8, 2008, with respect to the Registration Statement on Form S-1 filed on November 13, 2008.

In this letter, we are responding only to Comments Nos. 2, 14 and 18, all of which relate to the “structure” of the offering and the reasons for such structure.

Our intent is to attempt to resolve the structural issues prior to filing our Pre-Effective No. 1 to the Company’s Registration Statement on Form S-1, subject, of course, to your further comments on the revised disclosures contained in such Pre-Effective Amendment No. 1.  To the extent that the responses to Comments Nos. 2, 14 and 18 require revisions to the Registration Statement, such revisions will be specifically referenced to the changes made in the Pre-Effective Amendment No. 1 to the Registration Statement.

2.           COMMENT:

We note that you are registering 600,000 shares of common stock being distributed by Universal Capital Management, Inc. (“UCM”) to its public stockholders.  We believe that you may be registering the wrong transaction.  The effect of the transaction appears to be a distribution of Vystar common stock to the public by Vystar through UCM and its public stockholders.  As such, this offering would not be a true secondary offering contemplated by Rule 415(a)(1)(i) of the Securities Act and instead appears to represent a primary offering.  Since you would not be eligible to conduct an at the market offering under Rule 415(a)(4) of the Securities Act, the offering must be made at a fixed price and you must identify UCM and its stockholders as underwriters.  Please revise all sections of the prospectus which address issues raised by these comments.

Ms. Pamela A. Long
United States Securities and Exchange Commission
January 13, 2009

RESPONSE:

The distribution of the 600,000 shares of Vystar common stock to UCM and to UCM’s public stockholders is a primary offering by Vystar.  Further, the Company recognizes that UCM likely is a statutory underwriter for all purposes of the securities law.  We do not believe, however, that the UCM stockholders who will receive the common stock registered in the offering would also be considered statutory underwriters for several reasons:

(1)
No consideration is being paid by the UCM stockholders for the distribution of such Vystar common stock.  Rather, it is a distribution of “assets” owned by UCM (i.e., Vystar common stock) to its public stockholders.

(2)
As a practical matter, it would be impossible to list all UCM stockholders in the prospectus and to obtain S-K Item 507 information regarding such stockholders.  We understand that UCM has in excess of 600 stockholders of record and that there are likely many more in street name.

(3)
The shares of Vystar common stock that the UCM stockholders will receive in the distribution will be registered shares and freely tradable by non Affiliate stockholders.  It is our view that, like any investor who participates in an underwritten public offering, they will not be considered “statutory underwriters” if and when they sell their registered Vystar shares in the open market.  While this distribution is not an underwritten public offering, the structure of the offering is similar to such an offering and we believe it should be analyzed in a manner analogous to an underwritten public offering.

With respect to the comment regarding an offering made at a fixed price, we assume that the fixed price would be $0 since there is no consideration being paid by the UCM stockholders for the Vystar common stock.

The Offering, page 4

14.           COMMENT:

We note that you provide limited disclosure about UCM, the role that UCM plays pursuant to the several Management Agreements entered between the company and UCM between January and April 2008, and the August 2008 letter agreement regarding the issuance of the 600,000 shares of Vystar common stock upon the effectiveness of this registration statement (see page 44).  We further note that you provide no reasons for the distribution of these shares by UCM to its public stockholders.  Please disclose here:

•	Brief background information about UCM;

Ms. Pamela A. Long
United States Securities and Exchange Commission
January 13, 2009

•	Summary of the material terms of the Management Agreements, and in particular the August 2008 letter agreement, or a cross reference to a section of the filing where you discuss these agreements;

•	The reasons for the distribution;

•	The prospective number of Vystar shareholders following the distribution (in UCM’s latest 10-K filing, UCM disclosed that it had 631 record holders); and

•	The mechanics of the distribution.

RESPONSE:

The requested additional disclosures regarding UCM, the Agreements, the prospective number of Vystar shareholders following the distribution and the mechanics of the distribution will be provided in Pre-Effective Amendment No. 1 to Vystar’s Registration Statement.

With respect to the reasons for the distribution, since Vystar has no current need for additional capital, Vystar sought a method to become a reporting company without issuing its shares to the public in a more conventional non-underwritten public offering.  While registration on Form 10 was available to Vystar, it did not provide Vystar with a sufficient number of shareholders, at least initially, to obtain a market maker as required to have its common stock traded on the Over-The-Counter Bulletin Board, and subsequently, to be listed on the NASDAQ stock market.  Therefore, the method chosen, together with the services provided by UCM, resulted in Vystar’s Board of Directors approving the form of distribution.

Selling Shareholders, page 12

18.           COMMENT:

List all of the stockholders of UCM who will receive shares of the company as a result of the distribution as “selling stockholders” and include the number of shares they may sell.  Provide the information required by Item 507 of Regulation S-K.

RESPONSE:

As described above, the UCM stockholders will not be “selling stockholders” in the Registration Statement as the shares they receive in the primary offering will be registered, free-trading shares (subject to Affiliate relationships).  Therefore, it is our view the information required by Item 507 of Registration S-K is not required.

Ms. Pamela A. Long
United States Securities and Exchange Commission
January 13, 2009

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

Gerald L. Baxter

GLB:llm
Enclosures

cc:	Era Anagnosti (via facsimile (703-813-6968)
William Doyle